                                          June 28, 2005



Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:   DSW Inc.
               Amendment No. 4 to Registration Statement on
               Form S-1 filed June 27, 2005 (File No. 333-123289)

Dear Mr. Owings:

       On behalf of DSW Inc., an Ohio corporation ("DSW" or the "Company"), enclosed is a copy of Amendment No. 5 to the above-referenced Registration Statement (the "Registration Statement"), as filed with the United States Securities and Exchange Commission (the "Commission") on the date hereof. We have also enclosed a copy of Amendment No. 5 marked to show changes from Amendment No. 4 to the Registration Statement originally filed with the Commission on March 14, 2005 ("Amendment No. 4").

       The changes reflected in Amendment No. 5 include those made by DSW in response to the comments of the staff of the Division of Corporation Finance of the Commission (the "Staff") set forth in your letter, dated June 27, 2005, to Julia A. Davis, General Counsel for DSW, with respect to Amendment No. 4. Amendment No. 5 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

       For your convenience, we set forth each comment from your comment letter in bold typeface and include DSW's response below it. Capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 5. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 5, which includes the prospectus as revised.


Exhibit 5.1
-----------

1. COUNSEL SHOULD CONFIRM OUR UNDERSTANDING THAT ITS REFERENCE TO THE "GENERAL CORPORATION LAW OF OHIO" INCLUDES THE STATUTORY PROVISIONS AND ALSO ALL APPLICABLE PROVISIONS OF THE STATE CONSTITUTION AND REPORTED JUDICIAL DECISIONS INTERPRETING THESE LAWS.

       Vorys, Sater, Seymour and Pease LLP has advised me that the reference to the "General Corporation Law of Ohio" in its opinion filed as Exhibit 5.1 to the Registration Statement includes the statutory provisions and also all applicable provisions of the state constitution and reported judicial decisions interpreting these laws.

Mr. H. Christopher Owings
Division of Corporate Finance
June 28, 2005
Page 2




Exhibit 8.1
-----------

2. PLEASE NOTE YOUR DISCLOSURE IN THE LAST PARAGRAPH ON THE BOTTOM OF PAGE 2 THAT THE DISCUSSION IN THE REGISTRATION STATEMENT IS A "FAIR AND ACCURATE
SUMMARY OF THE UNITED STATES FEDERAL TAX CONSEQUENCES...." COUNSEL MUST OPINE ON
THE TAX CONSEQUENCES AND NOT THE MANNER IN WHICH THEY ARE DESCRIBED IN THE PROSPECTUS. PLEASE REVISE.

       We notified the Staff on June 27, 2005 that Skadden, Arps, Slate, Meagher & Flom LLP will no longer be filing an opinion as Exhibit 8.1 to the Registration Statement. We have revised the Registration Statement accordingly.

                                    * * * * *

Mr. H. Christopher Owings
Division of Corporate Finance
June 28, 2005
Page 3


       Thank you for your consideration. If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me at (212) 735-2588.



                                        Sincerely,

                                        /s/ Robert M. Chilstrom
                                        ------------------------------------
                                        Robert M. Chilstrom
                                        Skadden, Arps, Slate, Meagher & Flom
                                        LLP


cc:   George Ohsiek
      Accounting Branch Chief
      Securities and Exchange Commission

      Ellie Quarles
      Special Counsel
      Securities and Exchange Commission

      Howard M. Baik
      Staff Attorney
      Securities and Exchange Commission

      Ta Tanisha Henderson
      Staff Attorney
      Securities and Exchange Commission

      Julia A. Davis
      Executive Vice President, General Counsel and Secretary
      DSW Inc.

      Steven J. Slutzky
      Corporate Partner
      Debevoise & Plimpton LLP